GREAT PANTHER SILVER LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

April 29, 2016

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

SHAREHOLDERS OF GREAT PANTHER SILVER LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Great Panther Silver Limited, please contact the Assistant Corporate Secretary at (604) 608-1766.

GREAT PANTHER SILVER LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of GREAT PANTHER SILVER LIMITED (“Great Panther” or the “Company”) will be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Thursday, June 9, 2016, at 11:00 a.m. (Pacific Daylight Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2015 and the report of the auditor on those statements;

2.	to set the number of directors at six;

3.	to elect directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration;

5.	to approve the Company’s Share Option Plan, with the amendments to the Share Option Plan approved by the board of directors of the Company on April 29, 2016;

6.	to approve and ratify a Shareholder Rights Plan, which will replace the current plan that expires on the day following the meeting; and

7.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and-Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at www.greatpanther.com, at www.envisionreports.com/great-panther-AGM2016 and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone: 1-604-608-1766, toll free: 1-888-355-1766 or by fax: 604-608-1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

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In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received no later than May 25, 2016.

The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is not a registered Shareholder.

DATED at Vancouver, British Columbia, April 29, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett
Chair of the Board

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GREAT PANTHER SILVER LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: (604) 608-1766 / Facsimile: (604) 608-1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of April 22, 2016)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Silver Limited (the “Company” or “Great Panther”) for use at the annual general and special meeting (the “Meeting”) of its Shareholders to be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Thursday, June 9, 2016, at 11:00 a.m. (Pacific Daylight Time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Director” refers to a member of the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The board of directors has approved the contents and distribution of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of this Information Circular, but proxies may be solicited personally, by telephone or other means by Directors, officers and regular employees of the Company or by solicitation agents engaged by the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders (collectively, the “Notice-and-Access Provisions”), which would allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders (as defined below), indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company a paper copy of those materials. This Information Circular has been posted in full at www.greatpanther.com, at www.envisionreports.com/great-panther-AGM2016 and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Company is required to file a notification at least 25 days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the information circular from the Company or any intermediary unless such Shareholder specifically requests same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone 1-604-608-1766, toll free: 1-888-355-1766 or by fax: 604-608-1768. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received no later than May 25, 2016.

All Shareholders may call 1-888-355-1766 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are Directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of Directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under NYSE MKT Exchange (“NYSE MKT”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a Registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy, accompanying the Notice and Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249- 7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders (Non-Registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”), accompanying the Notice and Access notification from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are sent to both registered and non-registered owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chair of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The board of directors has fixed April 22, 2016, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”. As of April 22, 2016, there were 143,310,123 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors – Nominees for Election”.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at April 22, 2016.

NUMBER OF AND ELECTION OF DIRECTORS

The number of Directors was last fixed by Shareholders of the Company at six. At the Meeting, Shareholders will be asked to approve an ordinary resolution to fix the number of Directors at six.

The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless the Director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each Director elected will hold office until immediately before the election of directors at the next annual general meeting of Shareholders, or if no Director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a Shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Nominating and Corporate Governance Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. The nominee will not participate in any Nominating and Corporate Governance Committee or Board deliberations on the offered resignation. The Company will promptly disclose in a news release the determination made by the Board including, if applicable, the reasons for rejecting the nominee’s resignation.

Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new Director. The policy does not apply in circumstances involving contested director elections.

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders –including those participating in a meeting by proxy rather than in person– receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees for Election

The Company has set forth six nominees for election to the board of directors of the Company. Voting for the election of the six nominee directors will be conducted on an individual basis. All of the six nominees for election at the Meeting are currently directors of Great Panther. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, (a) the names of nominees for election as Directors, and their residency, (b) all major offices and positions with the Company each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director of the Company, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and options credited to each nominee, (f) other current public board memberships and committees, and (g) Board and committee meeting attendance in the year ended December 31, 2015.

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Unless authority to do so with respect to one or more Directors is withheld and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

ROBERT A. ARCHER, P. Geo.
Okanagan Falls, BC, Canada President and Chief Executive Officer, and Non-Independent Director Director Since: April 27, 2004

Mr. Archer has been the Chief Executive Officer and a Director of the Company since 2004. He also held the title of President of the Company from 2004 to 2012; and from 2013 to present. Mr. Archer has a B.Sc. (Hons.) degree in Geology from Laurentian University in Ontario and is a registered Professional Geologist. He has more than 16 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc. In the past 20 years, he has held various positions at the senior management level of junior exploration and producing companies. Mr. Archer also served as Chair of the Board of Directors and chair of the Audit Committee of Altair Gold Inc. from 2006 to 2014. Altair Gold Inc. is a junior gold exploration company listed on the TSX Venture Exchange under the trading symbol AVX. Mr. Archer was also the President and Chief Executive Officer and a Director of Cangold Limited (“Cangold”), a junior mineral exploration company which was acquired by the Company on May 27, 2015.

Securities Held:	Board/Committee Membership	Attendance
Common Shares: 1,694,455 Stock Options: 1,853,000	Board	10 of 10	100%
	Other Public Directorships	Other Public Committee Appointments
	None	None

R.W. (BOB) GARNETT, CPA, CA, ICD.D
Richmond, BC, Canada Independent Director Director Since: May 3, 2011

Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he completed the Certified Directors Program with the Institute of Corporate Directors. In 2012 he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia which appointment has been extended to 2018. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Ga rnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud based digital asset management software to many of the world’s leading brands. Mr. Garnett is also chair of the Audit Committee of Media Valet Inc. Mr. Garnett served as President of a world ranked golf facility located near Merritt, British Columbia from 2012 to 2015. From 2008 to 2011 he was a director and chair of the Audit Committee of the South Coast British Columbia Transportation Authority (Translink) and during 2011 he was the Vice-Chair. From 1996 to 2010, Mr. Garnett was President of PDG Management Partners, Inc. which most recently owned US and Canadian based companies in the same day courier industry. From 2009 to 2010 he was a director and member of the Audit Committee of Central 1 Credit Union which is the liquidity provider to credit unions in Ontario and British Columbia.

Securities Held:	Board/Committee Membership	Attendance
Common Shares: 100,250 Stock Options: 666,500	Board	9 of 10	90%
	Audit Committee	6 of 6	100%
	Human Resources and Compensation Committee	3 of 3	100%
	Nominating and Corporate Governance Committee	2 of 2	100%
	Other Public Directorships	Other Public Committee Appointments
	Media Valet Inc. (TSX Venture Exchange)	Audit Committee Chair Compensation Committee Corporate Governance Committee

KENNETH W. MAJOR, P. Eng.
Maple Ridge, BC, Canada Independent Director Director Since: March 17, 2011

Mr. Major is an independent mineral processing consultant for precious and base metals mining companies. Mr. Major graduated from McGill University with a degree in Metallurgical Engineering in 1976. He has more than 39 years of experience in the mining industry, including operations and management with Sherritt Gordon Mines and Newmont Mining Corporation. In 1987, Mr. Major joined Kilborn Engineering in Vancouver as a Senior Process Engineer and Project Manager. In 1994, he became an owner/partner on formation of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry. Rescan Engineering Ltd. was subsequently acquired by HATCH Engineers and became the global hub for the development of mining and mineral processing engineering opportunities. In 2006, Mr. Major left HATCH Engineers to form an independent processing consulting company, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle. Mr. Major also served on the board and Audit Committee of Cangold Limited from December 2011 until May 27, 2015 when it was acquired by the Company.

Securities Held:	Board/Committee Membership	Attendance
Common Shares: 27,833 Stock Options: 449,667	Board	10 of 10	100%
	Safety, Health and Environment Committee (Chair)	1 of 1	100%
	Nominating and Corporate Governance Committee	2 of 2	100%
	Other Public Directorships	Other Public Committee Appointments
	None	None

JOHN JENNINGS, CFA
North Vancouver, BC, Canada Independent Director Director Since: June 28, 2012

Mr. Jennings is a Chartered Financial Analyst who has almost three decades of experience in the Canadian and International financial services sectors, as Chief Executive Officer of a Canadian investment dealer and, thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle-market companies. He has been a Senior Client Partner at Korn Ferry since 2012, the world’s largest talent management organization, and prior to that, he was the Chief Operating Officer of Anthem Properties Group, a privately held real estate development, management and investment firm. Mr. Jennings also served as Senior Director and Head of Mid-Market Investment Banking, Western Canada for CIBC from 2003 to 2010. He earned a Masters in Business Administration degree from London Business School in London, England, and a Bachelor of Science degree in chemistry from the University of Western Ontario in London, Ontario.

Securities Held:	Board/Committee Membership	Attendance
Common Shares: Nil Stock Options: 442,167	Board	10 of 10	100%
	Audit Committee	6 of 6	100%
	Human Resources and Compensation Committee (Chair)	3 of 3	100%
	Other Public Directorships	Other Public Committee Appointments
	None	None

W.J. (JAMES) MULLIN
Tulameen, BC, Canada Independent Director Director Since: August 6, 2013

Mr. Mullin is a retired Professional Engineer in the province of British Columbia. He is a graduate of Colorado School of Mines (Mining Engineering) and spent 33 years with Newmont Mining Corporation. After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada where he managed several of Newmont's operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included the management of open pit and underground mines, and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites. Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings. During the five years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.

Securities Held:	Board/Committee Membership	Attendance
Common Shares: Nil Stock Options: 338,000	Board	10 of 10	100%
	Human Resources and Compensation Committee	3 of 3	100%
	Nominating and Corporate Governance Committee (Chair)	2 of 2	100%
	Safety, Health and Environment Committee	1 of 1	100%
	Other Public Directorships	Other Public Committee Appointments
	None	None

JEFFREY R. MASON, CPA, CA, ICD.D
Vancouver, BC, Canada Independent Director Director Since: May 6, 2014

Mr. Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. He has over 25 years of public company experience in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He has expertise in operations and construction reporting, mergers and acquisitions, exploration, corporate finance, exploration regulatory reporting, and corporate governance including 15 years (1994-2008) as a Principal with, and Chief Financial Officer of, Hunter Dickinson Inc., which included experience also as Chief Financial Officer, Corporate Secretary and director for 15 public companies listed on the TSX, TSX Venture Exchange, NYSE MKT and NASDAQ. Mr. Mason served as director and audit chair for eight years of TSX/NASDAQ-listed, Coastal Contacts Inc., an online e-retailer with annual sales of over $220 million and 650 employees, which was sold for $430 million to Essilor International in 2014. He began his career with Deloitte LLP as a Chartered Accountant, followed by six years at Homestake Mining Company (merged with Barrick Gold Corporation) in mineral exploration, construction and operations reporting. Currently, Mr. Mason is the Chief Financial Officer of Wellgreen Platinum Ltd. Mr. Mason also sits as an independent board member of three (one of which is inactive) TSX Venture Exchange listed issuers. Although the activity levels of these TSX Venture Exchange issuers is limited relative to Great Panther Silver Limited, Mr. Mason’s independent directorship of these Venture companies provides the benefits of his years of public company experience to guide their development. As Audit Committee chair of the Company, Mr. Mason led a tendering process for the Company’s financial audit in 2015 which achieved a reduction in audit costs year over year, and updated the Company’s Audit Committee charter. He attended all (100%) committee and board meetings in the year, including a weeklong tour of the Company’s operations in Mexico and Peru. He notably resigned from the board of the TSX listed Wellgreen Platinum Ltd in 2015 in order to dedicate more time to the Company.

Securities Held:	Board/Committee Membership	Attendance
Common Shares: 671,599 Stock Options: 351,000	Board	10 of 10	100%
	Audit Committee (Chair)	6 of 6	100%
	Safety, Health and Environment Committee	1 of 1	100%
	Other Public Directorships	Other Public Committee Appointments
	Amarc Resources Ltd. (TSX Venture Exchange)	Audit Committee
	Red Eagle Mining Corporation (TSX Venture Exchange)	Audit Committee (Chair) Compensation Committee
	Libero Mining Corporation (TSX Venture Exchange - inactive)	Audit Committee (Chair)

Summary of Director Qualifications and Expertise

The Nominating and Corporate Governance Committee has determined that the six Director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	R.W. (BOB) GARNETT	ROBERT A. ARCHER	JOHN JENNINGS	W.J. (JAMES) MULLIN	JEFFREY R. MASON	KENNETH W. MAJOR
Strategic Leadership	√	√	√	√	√	√
Industry Experience	√	√	√	√	√	√
Financial Literacy	√	√	√		√
Board Experience / Governance	√	√	√	√	√	√
Human Resources & Compensation	√	√	√	√	√
Health, Safety & Environmental		√		√	√	√
Operations		√		√	√	√
Mergers & Acquisitions / Investment	√	√	√		√
International Business	√	√	√		√	√
Risk Management	√	√	√	√	√	√

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, located at 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders, at a remuneration to be fixed by the Directors.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders and the authorization of the Directors to fix the remuneration of the auditor.

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2015	Year ended December 31, 2014
Audit Fees (1)	$359,403	$443,428
Audit-Related Fees	Nil	Nil
Tax Fees (2)	$12,500	$10,000
All Other Fees	Nil	Nil

Notes:

(1)

“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, and the reviews of the Company’s condensed interim consolidated financial statements.

(2)	“Tax Fees” include fees for the preparation of the Company’s corporation income tax return and related tax filings.

APPROVAL OF CONTINUATION OF SHARE OPTION PLAN

Under the rules, regulations and policies of the TSX (the “TSX Policies”), listed issuers must obtain shareholder approval for the renewal of the unallocated awards (including options) under any security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, including all unallocated options, rights or other entitlements under such security based compensation arrangement. The renewal must be obtained every three years.

The Company’s Amended and Restated Incentive Share Option Plan (2007) dated for reference June 28, 2007 (the “Share Option Plan”) was last approved by shareholders of the Company at the annual and special meeting of shareholders held on June 27, 2013. A summary of the material terms and conditions of the Share Option Plan are described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans – Share Option Plan”. The Company will be seeking re-approval of the Share Option Plan, with certain amendments to the Share Option Plan described below, at the Meeting. A marked copy of the Share Option Plan is attached to this Information Circular as Schedule “B”.

Pursuant to the Share Option Plan, a maximum of 10% of the Company’s issued and outstanding Common Shares can be reserved for issuance under the Share Option Plan from time to time (which as at the date hereof, represents 14,331,012 Common Shares), less any Common Shares reserved for issuance under other share compensation arrangements. As of April 22, 2016, options to purchase an aggregate of 10,649,370 Common Shares (representing approximately 7.4% of the issued and outstanding Common Shares) are outstanding under the Share Option Plan. Therefore, unallocated options to purchase an aggregate of 3,681,642 Common Shares, representing approximately 2.6% of the issued and outstanding Common Shares, remain available for issuance under the Share Option Plan.

On April 29, 2016, the Board approved the following amendments to Share Option Plan. The amendments will be adopted upon Shareholder approval of the Share Option Plan at the Meeting:

•

Limits on Option Grants to Non-Employee Directors. The amendments limit the total annual grant to any one non-employee directors cannot exceed a grant value of $100,000, determined using a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board;

•

Termination of Exercise Right. The amendments increase the number of days during which Options may be exercised by a participant who ceases to be an eligible person for any reason other than death from 30 days to 90 days after the termination date of the participant;

•

Right to Terminate Options on Sale of Company. The Share Option Plan currently provides that the Board may by resolution, in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Common Shares (collectively, the “Proposed Transaction”), give written notice (the “Notice”) to participants advising that their Options may be exercisable only within 30 days (the “Exercise Period”) after the date of the Notice, and not thereafter, provided that the Proposed Transaction is completed within 180 days after the date of the Notice. The amendments increase the Exercise Period from 30 days to 90 days such that Options may be exercisable within 90 days after date of the Notice;

•

Acceleration on Change of Control. The Share Option Plan currently provides that, in the event of a Change of Control (as defined in the Share Option Plan), all Options outstanding will immediately vest. The amendments add language that, notwithstanding the foregoing, if the Company completes a transaction constituting a Change of Control, and as a result of such Change of Control receives securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”) then any Options that have been granted after June 9, 2016 will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Change of Control if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Change of Control and had held such Common Shares on the effective date of such Change of Control.

The amendments add further language that in the event of a Change of Control:

o

if within 12 months following such Change of Control a holder who was also an officer or employee of, or consultant to, the Company prior to the Change of Control has their employment or consulting agreement, or position, with the Company or the Continuing Entity (as applicable), terminated, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company, or the holder resigns from their position as an employee or officer of the Company then the Options will immediately fully vest and become exercisable and will remain open for exercise until the earlier of their expiry date and the date that is 90 days after such termination or dismissal; and

o

if: (i) the Continuing Entity does not (or, upon the occurrence of the Change of Control, will not) substitute or replace, or the nature of the Change of Control does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Share Option Plan on the above described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Options; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (iv) the Replacement Securities are not (or, upon the occurrence of the Change of Control, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options will become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Change of Control. Any Options that have not been exercised will be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Change of Control. If for any reason such Change of Control is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Change of Control or whose vesting has been accelerated pursuant to these provisions will be cancelled and returned to the Company, will be added back to the number of Common Shares, if any, remaining unexercised under the Option, and the Company will refund to the Option holder all consideration paid by it to exercise those Options.

In addition to the foregoing, the amendments amend the definition of Change of Control to increase the thresholds at which a Change of Control is deemed to occur. The Company amended the following to provide that a Change of Control will be deemed to occur, amongst other things, upon the following events:

•

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its subsidiaries (as defined in the Securities Act (Ontario)) which have an aggregate book value greater than 50% (formerly this was set at 30%) of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries; and

•

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or the Acquiror’s Associates and/or the Acquiror’s affiliated companies (as defined in the Securities Act (Ontario)) to cast or to direct the casting of 40% (formerly this was set at 20% of the outstanding shares) or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor company (regardless of whether a meeting has been called to elect directors);

The other instances where a Change of Control may be deemed to have occurred remain unchanged.

•

Additional Amendments Requiring Shareholder Approval. The amendments expand the circumstances where shareholder approval for changes to the Share Option Plan or outstanding options is required, including amendments with respect to any of the following:

o

any amendment to eligible participants which may permit the introduction or re- introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;

o

any amendment which would permit Options granted under the Share Option Plan to be transferable or assignable other than to a related Permitted Assign (as such term is defined in the 2016 Share Option Plan) and for normal estate settlement purposes;

o	any reduction in exercise price or cancellation and reissue of Options;

o	any amendment that extends the terms of an Option beyond the original expiry date; and

o	any amendment to the amendment provisions of the Share Option Plan.

The amendments described above are intended as a summary only and are qualified in their entirety by reference to the Share Option Plan which is attached as Schedule “B” hereto.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the “2016 Share Option Plan Resolution”) approving, confirming and ratifying the Share Option Plan. The text of the 2016 Share Option Plan Resolution is as follows:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The Share Option Plan, attached as Schedule “B” to the Management Information Circular of the Company dated April 29, 2016, with the amendments to the Share Option Plan approved by the Board on April 29, 2016, is hereby approved, confirmed and ratified, and the Board be authorized to continue granting options under the Share Option Plan, as amended, until June 9, 2019.

2.

Any director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. Unless otherwise indicated and subject to NYSE MKT rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Share Option Plan Resolution.

The Share Option Plan benefits the Company’s shareholders by enabling the Company to attract and retain personnel of the highest caliber by rewarding them for their contribution to the generation of shareholder value, and aligning the interests of the Company’s directors and officers with those of the Company’s shareholders. Accordingly, the Board recommends that shareholders vote in favour of the 2016 Share Option Plan Resolution.

All previously allocated options will continue unaffected regardless of the outcome of the vote. However, should the 2016 Share Option Plan Resolution not be approved by the shareholders, the Company will no longer be able to make option grants under the Share Option Plan, and all allocated options will no longer be available for reallocation if they are cancelled, or expire unexercised. Any future option grants then would require shareholder approval.

APPROVAL OF THE CONTINUATION AND AMENDMENT AND RESTATEMENT OF THE
SHAREHOLDER RIGHTS PLAN

Background to the Shareholder Rights Plan

The Company adopted a shareholder rights plan dated effective as of June 29, 2012, pursuant to the shareholder rights plan agreement between the Company and Computershare, as rights agent, dated effective as of April 17, 2012 (the “Existing Rights Plan”). At the Meeting, the Company will be seeking the approval of Shareholders to ratify the continued existence of the Existing Rights Plan and its amendment and restatement to give effect to certain amendments to the Existing Rights Plan as described below under “Proposed Amendments”.

These amendments are being proposed as a result of the new take-over bid proposals being put forward by the Canadian Securities Administrators (“CSA”). The CSA have approved some changes to the take-over bid regime in Canada, including that a formal take-over bid must remain open for acceptance for at least 105 days, subject to the ability of the target issuer to voluntarily reduce that period. The amendments are scheduled to come into force on May 9, 2016.

The amended and restated plan is referred to herein as the “Shareholder Rights Plan”. With the exception of the amendments described herein, the Shareholder Rights Plan contains substantially the same terms and conditions as the Existing Rights Plan, except certain housekeeping changes.

Purpose of the Shareholder Rights Plan

The approval of the Shareholder Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval and continuation of the Shareholder Rights Plan are also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the Common Shares.

Unless otherwise defined below, all capitalized terms have the meaning specified in the Existing Rights Plan.

Pursuant to its terms, the Existing Rights Plan will expire upon the termination of the Meeting, unless its continuation is ratified by the Shareholders in accordance with its provisions. Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as practices of public corporations in Canada. On April 29, 2016, the Board confirmed and approved the Shareholders Rights Plan and approved amendments to the Shareholder Rights Plan in order to update the Existing Rights Plan to be consistent with current practices.

Shareholder Approval at the Meeting

Approval of the Shareholder Rights Plan by Shareholders is required by the terms of the Shareholder Rights Plan. At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve and confirm the Shareholder Rights Plan by means of an ordinary resolution (the “Shareholder Rights Plan Resolution”) in substantially the following form:

“RESOLVED THAT:

1.	The Shareholder Rights Plan, with the amendments to the Shareholder Rights Plan approved by the Board on April 29, 2016, is hereby approved, confirmed and ratified.

2.

Any director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

The directors unanimously recommend that Shareholders vote in favour of the Shareholder Rights Plan Resolutions. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

Proposed Amendments

On April 29, 2016, the Board approved the following amendments to Existing Rights Plan. The amendments will be adopted upon Shareholder approval of the Shareholder Rights Plan at the Meeting:

•

The definition of a “Permitted Bid” has been amended and it requires that a Permitted Bid remain open for a period of 105 days or such shorter minimum period that a takeover bid must remain open for deposits of securities, in the applicable circumstances pursuant to the MI 62-104.

•	The definition of a “Competing Permitted Bid” has been modified to align with the minimum period such a bid must remain open under pursuant to MI 62-104.

•

The definition of “Beneficial Ownership” has been modified to cover securities which are subject to a Permitted Lock-Up Agreement to tender or deposit them into any Takeover Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other person acting jointly or in concert with such Person.

•

The definition of “Permitted Lock-Up Agreement” has been modified to include another component that allows a Locked-Up Person to withdraw their shares from a Locked-Up Bid to tender to another Takeover Bid subject to certain conditions being satisfied.

•	The definition of “Share Registration” has also been revised to include uncertificated shares. And,

•	The definition of “Expiration Time” has been changed to align with the new duration of the plan.

In addition to the amendments described above, certain other amendments of a non-substantive, “housekeeping” nature have been made to provide for greater clarity and consistency.

A copy of the Existing Rights Plan is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.greatpanther.com.

A summary of the principal terms of the Shareholder Rights Plan is attached as Schedule “C” to this Information Circular. The summary is qualified in its entirety by reference to the text of the Shareholder Rights Plan, which is available upon request from the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4 (604 608 1766).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by, and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies:

(a)	Code of Business Conduct and Ethics; and

(b)	Whistleblower Policy.

The following disclosure has been prepared under the direction of the Nominating and Corporate Governance Committee and has been approved by the Board.

Board of Directors

Independence of the Board

The Board of the Company facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The independence of the directors is outlined on pages 8-10. Currently, Robert A. Archer, President and CEO, is the only non-independent Director.

Diversity and Gender Equality

Even though the Board has not yet adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to generally promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;
•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board monitors the Company’s adherence to these principles. Consistent with these principles, the Board will seek to have at least one female candidate for any future director positions. Directors will be recruited and promoted based upon their qualifications, abilities and contributions. There are currently no female directors on the Board.

Though the Company does not have any female executive officers, the Company benefits from the distinguished service of women in senior management, including at vice president and director-level (management position as opposed to a member of the Board of Directors). The Company has not adopted any targets for the number of woman in executive officer positions, but intends to seek to have at least one female candidate for any new executive officer position. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.

Committee Composition

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources and Compensation Committee (“HRCC”), (c) the Nominating and Corporate Governance Committee (“NCGC”) and (d) the Safety, Health and Environment Committee (“SHEC”). All four committees are comprised solely of independent directors.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. Where a Director’s absence from a meeting is unavoidable, the Director is expected to contact the Chair, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The director summary tables on pages 8-10 set out the attendance of Directors at meetings of the Board and each Committee during the year ended December 31, 2015.

The independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management do not attend. The Board holds in-camera meetings which are attended only by the independent Directors regularly as part of board meetings and Audit Committee meetings. During the financial year ended December 31, 2015, the independent Directors held ten in-camera meetings in conjunction with each board meeting held in the year. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other independent Directors, as guests, and the Company’s auditors.

The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The HRCC meets as often as deemed necessary, but will meet at least three times per year. Other Board Committees hold regular meetings throughout the year as required, but will meet at least once annually.

The following tables set out the attendance of Directors at Board and Committee meetings during the year ended December 31, 2015:

Meetings Attended Out of Meetings Held
Director	Board	Audit Committee	HRCC	NCGC	SHEC	Individual Attendance Rate
ROBERT A. ARCHER	10 of 10	N/A	N/A	N/A	N/A	100%
R.W. (BOB) GARNETT	9 of 10	6 of 6	3 of 3	2 of 2	N/A	95%
KENNETH W. MAJOR	10 of 10	N/A	N/A	2 of 2	1 of 1	100%
JOHN JENNINGS	10 of 10	6 of 6	3 of 3	N/A	N/A	100%
W.J. (JAMES) MULLIN	10 of 10	N/A	3 of 3	2 of 2	1 of 1	100%
JEFFREY MASON	10 of 10	6 of 6	N/A	N/A	1 of 1	100%

Mandate and Charters

The Board has developed and approved a written mandate for the Board (“Board Mandate”) and formal charters for each Committee. A copy of the Board Mandate is attached to this Information Circular as Appendix A. Copies of the Committee charters can be found on the Company’s website at www.greatpanther.com. Summaries of the Board Mandate and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The Directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate, the principles of which define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each Director in letter and spirit. Each Director will execute his duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	Strategic planning, including:

o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

o	approval of material acquisitions and divestitures.

•	Financial and corporate matters, including:

o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

o	approval of commencement or settlement of material litigation.

•	Business and risk management, including:

o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

o	approval of any plans to hedge sales; and

o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems.

•	Policies and procedures, including:

o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

o	approving and acting as guardian of the Company’s corporate values; and,

o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

Audit Committee Charter

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws. The Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor.

Human Resources and Compensation Committee Charter

The role of the HRCC includes evaluating the performance of the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer. The HRCC also approves all compensation for executive officers and Directors, recommends compensation plans, including equity-based compensation plans to the Board, and performs an annual review of the Company’s benefits programs. The full text of the HRCC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Nominating and Corporate Governance Committee Charter

The NCGC enhances the Company’s performance by developing and recommending governance principles and by assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. As part of its mandate, the NCGC, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for Directors, recommends nominees for election as Directors and for appointment to committees, and reviews and monitors orientation and education of directors. The full text of the NCGC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Safety, Health and Environment Committee Charter

The role of the SHEC is to assist the Board in the review, monitoring, and oversight of the Company’s Safety, Health and Environmental policies and regulatory compliance obligations. It is the responsibility of this committee to review and make recommendations with respect to the safety and health program, including corporate occupational health and safety policies and procedures, and safety and health compliance issues. The SHEC must satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the safety and health field, and evaluates the impact on the Company. The full text of the SHEC Charter is available for viewing on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies.

Position Descriptions

Written position descriptions have been developed for the President and Chief Executive Officer, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the President and Chief Executive Officer, Chair of the Board and respective chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of Directors. When new Directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of Directors. Board meetings also include presentations by the Company’s management and employees to give the Directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each Director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

The following table provides details regarding continuing education of Directors during the financial year ended December 31, 2015:

Name	Course / Event	Date
ROBERT A. ARCHER	BMO Global Metals & Mining Conference Denver Gold Forum Guanajuato Mine Complex Site Visit, Mexico Coricancha Mine Site Visit, Peru	February 2015 October 2015 October 2015 October 2015
R.W. (BOB) GARNETT	KPMG - Managing the Tax Function
Deloitte 360
CPA - RBC Economic Update
Credit Union Conference (FICOM)
CPA - IFRS Update
KPMG Mining Seminar
COSO Framework presentation by Grant Thornton
Guanajuato Mine Complex Site Visit, Mexico
Coricancha Mine Site Visit, Peru
BCCAT Education Conference
ICD Diversity in the Boardroom
	KPMG Financial Reporting Update	January 2015 January 2015 May 2015 June 2015 June 2015 September 2015 September 2015 October 2015 October 2015 October 2015 November 2015 November 2015
KENNETH W. MAJOR	Canadian Mineral Processors – Annual Meeting International SAG Grinding Conference, Vancouver Guanajuato Mine Complex Site Visit, Mexico Coricancha Mine Site Visit, Peru	January 2015 September 2015 October 2015 October 2015
JOHN JENNINGS	ICD Corporate Governance Seminars ACG Capital Connection COSO Framework presentation by Grant Thornton Guanajuato Mine Complex Site Visit, Mexico Coricancha Mine Site Visit, Peru	Various in 2015 March 2015 September 2015 October 2015 October 2015
W.J. (JAMES) MULLIN	Guanajuato Mine Complex Site Visit, Mexico Coricancha Mine Site Visit, Peru	October 2015 October 2015
JEFFREY R. MASON	Chartered Accountant/CPA PD courses and seminars
Cambridge Resource Investment Conference
The Association for Mineral Exploration BC Round up
COSO Framework presentation by Grant Thornton
Guanajuato Mine Complex Site Visit, Mexico
	Coricancha Mine Site Visit, Peru	Various in 2015 January 2015 January 2015 September 2015 October 2015 October 2015

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at www.greatpanther.com/Corporate/Governance/Governance-and-Policies. In addition, the Board has found that fiduciary duties placed on individual Directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual Director’s participation in decisions of the Board in which the Director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company. In 2015, the Company reviewed and updated the Code for best practices.

The NCGC oversees compliance with the Code and Mr. Bob Garnett, the independent Chair of the Board, is the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code for Directors, officers and employees is conducted on an ongoing basis. To ensure familiarity with the Code, Directors, officers and employees are required to read the Code and sign a compliance certificate annually.

The Code states that the Company’s Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the Director or executive officer should have in respect of the transaction or agreement. All Directors and executive officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a Director, officer or employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the Director’s, officer’s or employee’s motivation or the proper performance of his/her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about the Code or a business practice. The Code provides that each Director, officer and employee is personally responsible for, and it is their duty to report, violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice.

The Company has also adopted a Whistleblower Policy and reporting system to complement the Code. The Code and Whistleblower Policy provide a mechanism for Directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or Human Resources, but if, for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide an immediate notice to the Business Ethics Officer and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously, and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NCGC recommends the six continuing Directors for election this year.

The NCGC is composed of Messrs. Mullin, Garnett and Major, all of whom are independent Directors. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees, and recommending to the Board any appropriate changes in the composition of the Board and any of its committees.

In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as Directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to Directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual Directors. The Board has also undertaken formal director peer reviews utilizing a third party professional. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices

NYSE MKT Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE MKT, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE MKT Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, Shareholders.

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT. In particular, in addition to having a separate Audit Committee, the Company’s Board has established a separately-designated HRCC that materially meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802(C) of the NYSE MKT Company Guide requires that the Board hold meetings on at least a quarterly basis. The Board of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all Shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices – Mandates and Charters – Audit Committee Charter”, information about the Audit Committee, as well as a copy of its Charter, are attached as Appendix A to the Annual Information Form (the “AIF”) which was filed on SEDAR at www.sedar.com on March 30, 2016, under the heading “Audit Committee Information”. The AIF is available under the Company’s profile on SEDAR at www.sedar.com and a copy of the AIF is available upon request from the Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number 604-608-1766, toll free: 1-888-355-1766, or fax number 604-608-1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(c)	“COO” of the Company means each individual who served as Chief Operating Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(d)	“Executive Officer(s)” means the legally appointed executive officers of the Company which consist of the CEO, the CFO, the COO and the Vice President, Exploration; and,

(e)

“Named Executive Officers” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year; and,

Named Executive Officers

During the financial year ended December 31, 2015, the Company had the following Named Executive Officers (“NEOs”):

•	Robert A. Archer, President and Chief Executive Officer (“CEO”);

•	Jim A. Zadra, Chief Financial Officer and Corporate Secretary (“CFO”);

•	Ali Soltani, Chief Operating Officer (“COO”);

•	Robert F. Brown, Vice President, Exploration (“VP Exploration”); and

•	Mary Ellen Thorburn, Vice President, Finance (“VP Finance”).

COMPENSATION DISCUSSION AND ANALYSIS

Below are some of the key aspects of the Company’s executive compensation program that are in place to ensure good governance:

Pay for performance – 53% of CEO Total Direct Compensation is variable and at-risk through the Annual Incentive and Share Option grants. The average percentage for other NEOs is 48%.

Relevant performance metrics – The performance metrics and expected performance levels for the short-term incentive plan is reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and ties payouts to positive performance for Shareholders.

Annual review of peer group – The HRCC annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever evolving size and scope of our operations.

Cap on short-term incentive payouts – Payouts under the short-term incentive plan are capped for all NEOs at 200% of Target.

Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Great Panther’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

Modest benefits and perquisites – Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.

Review of compensation risk – The HRCC monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

Employment agreements – The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at Great Panther.

Independent advice – The HRCC has engaged an independent advisor, Global Governance Advisors, to advise it on compensation and governance matters.

No share option repricing – Share options are not allowed to be repriced under the Share Option Plan.

No excessive severance obligations – NEO severance obligations are capped at no higher than 24 months.

No hedging of share based compensation – The Company has a policy restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in market value in share options or any other share based compensation.

The Company’s Executive Officers participate in executive compensation decisions by making recommendations to the HRCC regarding (a) Executive Officer base salary, annual short-term and long-term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the Executive Officers; and (c) recommendations to amend short-term and long-term incentive plans, as necessary.

The HRCC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principles guide the HRCC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•

Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to Shareholders;

•

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

•

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operation performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

The Company’s executive compensation program is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term. Executive Officer and NEO compensation includes base salary and benefits, payments under the Company’s Short-term Incentive Program (the “STIP”) and share options, however, Executive Officers have a higher portion of their compensation comprised of variable incentives tied to corporate performance (STIP and share options). Salaries are a base level of compensation designed to attract and retain executives and employees with the appropriate skills and experience. STIP payments are designed to reward for the achievement of short-term corporate objectives (generally one year) and individual contribution towards achieving those objectives, while share options are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders.

Each element of executive compensation is carefully considered by the HRCC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Company’s goals and objectives.

To emphasize a pay-for-performance philosophy at Great Panther, Total Direct Compensation is heavily weighted towards “at risk” compensation through the Short-Term Incentive and Share Option awards. As shown below, a significant portion of the CEO’s and NEO’s Target Total Direct Compensation, 54% and 46% respectively, is at risk and tied to annual and long-term performance.

During 2015, the HRCC retained Global Governance Advisors (“GGA”) to provide independent compensation advice to the HRCC and to the Board. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is retained to continually review the compensation levels for the Company’s Executive Officers and Directors and short and long-term incentive plans, and evaluate and make recommendations on the Company’s overall executive and Director compensation philosophy, objectives and approach.

GGA’s services in 2015 included:

•	Director education on mining compensation and governance trends and practices;

•	Stress testing of the Company’s Share Option Plan;

•	LTIP design and market prevalence review;

•	High-level review of executive compensation levels against the competitive marketplace;

•	Management Information Circular review; and

•	Advice as it relates to Director compensation levels.

Fees for GGA's services are set forth in the table below.

Year	Executive Compensation Related Fees	All Other Fees
2015	$36,340	Nil
2014	$58,240	Nil

The HRCC reviews all fees and the terms of consulting services provided by its compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and Director total compensation plans for the year ended December 31, 2015:

Annual Compensation Review Process

The HRCC follows an annual compensation review process, working in collaboration with its independent compensation advisor, GGA. The process includes the following key steps:

1.	Review and validate the Compensation Philosophy;

2.	Review and validate the Peer Group;

3.	Detailed Executive Compensation Review;

4.	Detailed review of performance metrics and determine incentive awards; and

5.	Establish performance metrics for following fiscal year.

Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

•	Companies of a similar (0.5x to 2x) size to Great Panther, mostly from a total assets perspective, but also taking into account other factors such as market capitalization and revenue;

•	Companies that are operational in nature (not just an exploration company);

•	Companies that have multiple mine sites that they are either operating or exploring;

•	Companies that operate in a similar geography (i.e. Mexico/South America);

•	Companies that have underground mine sites; and

•	Companies that produce similar metals to Great Panther (i.e. silver, gold and/or other precious metals).

The peer group defines the competitive market, which Great Panther uses to guide executive compensation design and pay levels.

The custom peer group based on the criteria listed above is:

2015 Peer Group for Great Panther Silver Limited
Aurcana Corporation	Fortuna Silver Mines Inc.	Santacruz Silver Mining Ltd.
Endeavour Silver Corp.	IMPACT Silver Corp.	Scorpio Mining Corp.
Excellon Resources Inc.	Primero Mining Corp.	Sierra Metals Inc.
First Majestic Silver Corp.	Revett Minerals Inc.	Silvercrest Mines Inc.

In addition to the custom peer group, for additional context the Company evaluates the Global Mining Industry Data for Companies with Assets between $100 and $200 Million from GGA’s Global Mining Executive and Director Compensation Survey Report.

Base Salary

Executive Officer base salary is intended to remunerate the Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each Executive Officer is determined by the Board based on an assessment by the HRCC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the HRCC also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board in its sole discretion based on the recommendations of the HRCC and its knowledge of the industry and geographic markets in which the Company operates. While the Executive Officers may provide their recommendation to the HRCC on Executive Officer annual base salaries, the HRCC and the Board make the final determination. The HRCC does not use any type of quantitative formula to determine the base salary level of any of the Executive Officers. During 2015 there were no increases in base salaries for Executive Officers employed under employment agreements. The President and CEO was transitioned from a consulting contract to a new employment agreement effective January 1, 2015, such that there are no longer any Executive Officers employed under consulting contracts.

The Company has employment agreements with each of its Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The HRCC believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions. Additional information regarding the employment agreements with the NEOs is found in “Termination and Change in Control Provisions”.

Named Executive Officer (Position)	Base Salary
Robert A. Archer (CEO)	$475,000
Jim A. Zadra (CFO)	$285,000
Ali Soltani (COO)	$364,323*
Robert F. Brown (VP Exploration)	$220,000
Mary Ellen Thorburn (VP Finance)	$200,000

* Salary of US$285,000 shown in Canadian dollars using an exchange rate of $1.00=USD0.7823.

Short-term Incentive Program

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive incentive compensation dependent on the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of STIP payments. STIP payments, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. STIP payments are reviewed and approved by the HRCC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

The STIP determines annual incentive compensation with specific targets and objectives recommended by the HRCC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories each with a different target award opportunity and percentage allocation of corporate versus personal goals. Incentive compensation for the employees will be directly tied to the achievement of corporate objectives as well as the achievement of individual goals. The purpose of the STIP is to align individual contributions with the Company’s objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP payments to each of the NEOs were based on a formula taking into account both Corporate Objectives and Personal Objectives, weighted 65% and 35% respectively in the case of CEO, CFO, COO and VP Exploration. For the VP Finance, the achievement of Corporate Objectives and Personal Objectives are considered equally (50/50 weighting). The Personal Objectives are both quantitative and qualitative in nature and support the achievement of overall Corporate Objectives. The Corporate Objectives include an overarching safety objective to promote the importance of maintaining an organization that values safe operations.

The following table provides the mix of Corporate and Personal Objectives used in the STIP payment determination, and the target award and ranges.

	CEO	COO & CFO	VP Exploration	VP Finance
Target STIP (% of Base Salary)	40%	35%	30%	25%
STIP Award Range (% of Salary)	0-80%	0-70%	0-60%	0-37.5%
Weighting of Corporate Objectives	65%	65%	65%	50%
Weighting of Personal Objectives	35%	35%	35%	50%

The achievement of Corporate Objectives may range from 0% to 200% depending on the specific goals and actual performance relative to the target, while the HRCC may also include bonus achievement rewards relative to unforeseen matters or specific accomplishments. In addition, the results of each Corporate Objective is multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations, to determinate an overall percentage achievement for the Corporate Objectives.

The final STIP payment for each NEO is computed as follows:

(1)	Adjusted by a safety record multiplier of 0.5 – 1.5, while maintaining cap of 200%.
(2)	65%/35% weighting applies to Executive Officers. NEOs who are not Executive Officers are weighted 50%/50%.
(3)	Range of Individual Performance score for NEOs who are not Executive Officers is 0-150%.

During 2015, the Executive Officers and certain members of the Company’s senior management team agreed to reduce their respective STIP awards in exchange for a grant of employee stock options of a fair value in the amount of the STIP reductions. The step was taken as a cash conservation measure and to better align the interests of the management team with longer terms success of the Company. The Executive Officers took reductions in their STIP awards ranging from 6 to 8% of their base salary, while a 2% reduction applied to the other members of the senior management team.

The following table describes the Corporate Objectives for the purposes of the STIP, as well as the final evaluation of the achievement of each Corporate Objective:

Metric	Measurement	Target Weighting	Achievement(1)
Metal Production	Actual silver equivalent ounce production relative to budget and guidance production numbers.	25%	50%
Resources	Replacement of mine resources and increases in resources at the at the Company’s Guanajuato Mine Complex (“GMC”).	20%	20%
Production cash cost(1)	Actual cash cost relative to budget and guidance cash cost.	20%	40%
Free Cash Flow (“FCF”)(2)	Actual FCF relative to budgeted FCF(2)
Corporate Social Responsibility (“CSR”)	Define adopted CSR frameworks according to international standards and enhance measurement of CSR indicators.	10%	15%
Corporate growth	Achievement of corporate development and other growth initiatives.	25%	40%
Subtotal for Corporate Objectives		100%	165%
Adjustment for Safety Factor			1.1x
Net Corporate Objectives Achievement (Target 100%; Range 0-200%)			182%

Notes:

(1)

Cash cost per payable ounce is a non-IFRS measure. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges and net of mining duties calculated on applicable gross revenue. By-products consist of gold at the GMC, and gold, lead and zinc at the Topia Mine.

(2)	Free Cash Flow is a non-IFRS measure and does not have a standardized meaning. Free Cash Flow has been determined as EBITDA less sustaining capital expenditure.

The HRCC also assessed the individual performance of each of the Executive Officer and reviews STIP and LTIP awards of all NEOs. The NEOs achieved the following overall (reflecting both the level of achievement on Corporate Objectives and Personal Objectives) STIP awards:

Position	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)*	STIP Taken in Cash ($)*	STIP Exchanged for Options ($)*
CEO	40%	152%	61.0%	$289,670	$252,350	$37,320
CFO	35%	153%	53.4%	$152,194	$132,825	$19,369
COO	35%	155%	54.4%	$198,106**	$172,832	$25,274
VP Exploration	30%	147%	44.2%	$97,219	$84,700	$12,519
VP Finance	25%	131%	32.8%	$65,552	$61,300	$4,252

* Actual STIP payouts in cash were reduced and NEOs granted options on December 11, 2015 in consideration the reduction in their 2015 STIP payments. These options vested immediately on the date of grant.
** Salary of US$285,000 used to calculate Actual STIP Award at an average exchange rate of $1.00=USD0.7823.

Long-term Incentive Plans

The share option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the Directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with an additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Share Option Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares. The HRCC reviews management’s recommendations and makes its own recommendations to the Board. Share options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the HRCC. When new grants are made, previous grants are also taken into consideration to ensure that the overall options granted are fair in relation to those of other employees and executives and within the range of option grants of similar companies in the mining industry. The number of outstanding options is also considered by the HRCC when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Share Option Plan. Details on the option grants made during 2015 are provided in the table below.

Position	Regular Grant		STIP Deferral Grant		Total Value of
	Number of Options Granted*	Grant Date Fair Value of Options ($)	Number of Options Granted**	Grant Date Fair Value of Options ($)	Options Granted in 2015 ($)
CEO	1,115,000	$255,239	158,000	$37,320	$292,559
CFO	775,000	$177,050	82,000	$19,369	$196,419
COO	478,000	$110,764	107,000	$25,274	$136,037
VP Exploration	344,000	$78,748	53,000	$12,519	$91,267
VP Finance	85,000	$19,488	18,000	$4,252	$23,740

* Options granted vest 1/6 each on the 6-month, 1-year, 18-month, 2-year, 30-month and 3-year anniversary from grant date.
** Options granted vested immediately upon grant date.

For a detailed discussion of the Share Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Share Option Plan”.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. Details of the benefits and perquisites provided to the NEOs are disclosed in the “All Other Compensation” column of the 2015 Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid vacation, and retirement savings plan benefits. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its NEOs may include a cellular telephone and commuting expenses.

Compensation Governance

The HRCC consists of John Jennings (Chair), R.W. (Bob) Garnett, and W.J. (James) Mullin, all of whom are independent Directors. The Board is satisfied that each member has the skills and experience to carry out of the Mandate of the HRCC. The HRCC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Senior Client Partner at Korn Ferry, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has almost three decades of experience in the Canadian and international financial sectors, as chief executive officer of a Canadian investment dealer and thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle market companies. Mr. Garnett has 40 years’ experience serving on boards and committees in a broad range of industries. He also holds a Chartered Professional Accountant designation and an ICD.D certification from the Institute of Corporate Directors. Mr. Garnett is a Commissioner of the Financial Institutions Commission, (“FICOM”). FICOM is an agency of the provincial government which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33-year career with Newmont Mining Corporation. The experience of the HRCC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

The HRCC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the HRCC carefully considers whether the design and structure of compensation programs and related performance criteria provide appropriate incentives without creating undue risks.

Due to the small size of the Company and the current level of the Company’s activity, the HRCC is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the HRCC during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation program does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	Appointing a HRCC comprised of only independent Directors to oversee the executive compensation program;

•	Retaining independent compensation advisors to provide advice on the level of compensation for executives;

•	Setting performance hurdles and milestones for determining STIP payouts;

•	The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;

•	Paying performance related incentives only when performance results are known;

•	Setting caps on incentive programs; and

•	Use of discretion in adjusting incentive payments up or down as the HRCC deems appropriate and recommends.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2011, with the cumulative total return of the TSX Composite Index and the TSX Global Mining Index, from January 1, 2011 to December 31, 2015:

	Jan. 01, 2011	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015
Great Panther Silver Limited	$100.00	$76.83	$59.46	$29.73	$27.03	$27.03
S&P/TSX Composite Index	$100.00	$91.54	$98.12	$110.86	$122.56	$112.37
S&P/TSX Global Mining Index	$100.00	$74.71	$71.69	$57.47	$49.04	$35.07

As discussed in the Compensation Discussion and Analysis, compensation for the Company’s NEOs is comprised of different elements. These include elements that do not directly correlate to the market price of the Company’s common shares such as base salary and the STIP which pays an award based on the achievement of specific corporate and personal objectives. The Company’s share price is heavily influenced by the price of silver which has seen significant fluctuation in recent years and, in particular, significant declines in 2012 through 2015. 2013 saw a very sharp decline in silver prices which significantly affected the Company’s share price and profitability. As a result, the Company undertook a restructuring which included the elimination of the standalone role of the President. Severance payments in respect of this restructuring significantly increased NEO total compensation for 2013. Annual incentive compensation also increased as specific goals and objectives were achieved which were independent of the share price. In 2014, the Company expanded its portfolio of producing mines with the commencement of commercial production at the San Ignacio Mine. The Company increased metal production by 12% in terms of silver equivalent ounces; however, the benefit of increased production was offset by significant declines in the silver and gold prices. The net effect was that the Company’s share price remained essentially unchanged at the end of 2014, compared to the closing price 12 months earlier. In order to better direct the Company’s expanding operations, the Company appointed a new Chief Operating Officer during September 2014, which resulted in an increase in NEO compensation. In addition, compensation related to option-based awards increased as a result of the independent review of NEO compensation and the desire to enhance retention of NEOs through longer-term incentives such as option-based awards which vest over several years. In 2015, there were no increases in base salaries for NEOs as a result of continued declines in silver and gold prices which, in turn, caused significant declines in share prices across the industry. Despite significant declines in metal prices, the Company achieve a 30% increase in production, and 38% decrease in all-in sustaining costs, and exceeded its operational goals and plans. As a results, STIP awards increased as did non-cash LTIP awards.

Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2015, 2014 and 2013:

					Non-equity incentive
					plan compensation
					($)
			Share-	Option-	Short-	Long-		All other
Name and current	Year	Salary	based	based	term	term	Pension value	compen-	Total
principal position		($)	awards	awards(1)	incentive(2)	incentive	($)	sation (3)	($)
			($)	($)	plans	plans		($)
ROBERT.A. ARCHER,	2015	475,000	NIL	292,559	252,350	N/A	N/A	12,685	1,032,594
P. GEO. (4)	2014	457,200	NIL	277,336	89,700	N/A	N/A	N/A	824,236
President & CEO	2013	492,390	NIL	46,332	80,000	N/A	N/A	N/A	618,722
JIM A. ZADRA, CPA, CA	2015	285,000	NIL	196,419	132,825	N/A	N/A	16,582	630,826
CFO & Corporate	2014	285,000	NIL	229,608	56,100	N/A	N/A	14,250	584,958
Secretary	2013	262,500	NIL	77,219	60,000	N/A	N/A	12,135	411,854
ALI SOLTANI (5)	2015	364,323	NIL	136,037	172,832	N/A	N/A	N/A	673,192
COO	2014	99,856	NIL	108,508	17,700	N/A	N/A	N/A	226,065
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
ROBERT F. BROWN,	2015	220,000	NIL	91,267	84,700	N/A	N/A	11,000	406,967
P. GEO.	2014	220,000	NIL	99,325	32,500	N/A	N/A	11,000	362,825
VP Exploration	2013	215,000	NIL	30,888	40,000	N/A	N/A	11,022	296,910
MARY ELLEN THORBURN,	2015	200,000	NIL	23,740	61,300	N/A	N/A	10,000	295,040
CPA, CA, CFA (6)	2014	128,030	NIL	64,497	17,600	N/A	N/A	3,333	213,460
VP Finance	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

Option-based awards are valued using the Black-Scholes stock option valuation methodology, consistent with the values used in the Company’s financial statements. The June 5, 2015 grants were valued using the following assumptions: Exercise Price: $0.65; Risk Free Rate of Return: 0.63%; Volatility Estimate: 68%; Expected Life (Years): 2.0; Dividend Rate: Nil; Per Option Value: $0.23. The December 11, 2015 grants were valued using the following assumptions: Exercise Price: $0.71; Risk Free Rate of Return: 0.48%; Volatility Estimate: 59%; Expected Life (Years): 2.0; Dividend Rate: Nil; Per Option Value: $0.24.

(2)

The 2015 STIP was paid in 2016; the 2014 STIP was paid in 2015, and the 2013 STIP was paid in 2014. On December 11, 2015, the NEOs were granted options as consideration for a reduction in their 2015 STIP payments. These options vested immediately on the date of grant.

(3)	Retirement plan benefits.
(4)

Salary for 2014 and 2013 consist of consulting fees paid to Platoro Resource Corp., a British Columbia company controlled by Robert A. Archer. Effective January 1, 2015, Mr. Archer entered into an employment agreement with the Company.

(5)

Mr. Soltani was appointed COO of the Company on September 1, 2014. Mr. Soltani’s salary has been established and paid in US dollars. It has been converted to Canadian dollars at an average exchange rate of $1.00=USD0.7823. for 2015 and $1.00=USD 0.8912 for 2014.

(6)	Ms. Thorburn was appointed VP Finance of the Company on May 12, 2014.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2015, for each NEO:

	Option-based Awards				Share-based Awards
							Market or
						Market or	payout
					Number of	payout	value of
	Number of			Value of	shares or	value of	vested
Name	securities			unexercised	units of	share-based	share-based
	underlying	Option	Option	in-the-	shares	awards that	awards not
	unexercised	exercise	expiration	money	that have	have not	paid out or
	options	price	date	options	not vested	vested	distributed
	(#)	($)		($)(1)	(#)	($)	($)
ROBERT A. ARCHER	150,000	0.70	28-JUN-16	NIL	N/A	N/A	N/A
	100,000	1.71	16-AUG-17	NIL
	430,000	1.31	27-JUN-19	NIL
	759,000	0.65	05-JUN-20	$37,950
	356,000	0.71	11-DEC-20	NIL
	158,000(2)	0.71	11-DEC-20	NIL
JIM A. ZADRA	250,000	0.70	28-JUN-16	NIL	N/A	N/A	N/A
	150,000	2.40	05-DEC-16	NIL
	100,000	1.71	16-AUG-17	NIL
	356,000	1.31	27-JUN-19	NIL
	561,000	0.65	05-JUN-20	$28,050
	214,000	0.71	11-DEC-20	NIL
	82,000(2)	0.71	11-DEC-20	NIL
ALI SOLTANI	250,000	0.86	04-NOV-19	NIL	N/A	N/A	N/A
	200,000	0.65	05-JUN-20	$10,000
	278,000	0.71	11-DEC-20	NIL
	107,000(2)	0.71	11-DEC-20	NIL
ROBERT F. BROWN (3)	100,000	0.70	28-JUN-16	NIL	N/A	N/A	N/A
	154,000	1.31	27-JUN-19	NIL
	234,000	0.65	05-JUN-20	$11,700
	110,000	0.71	11-DEC-20	NIL
	53,000(2)	0.71	11-DEC-20	NIL
MARY ELLEN THORBURN	100,000	1.31	27-JUN-19	NIL	N/A	N/A	N/A
	55,000	0.65	05-JUN-20	$2,750
	30,000	0.71	11-DEC-20	NIL
	18,000(2)	0.71	11-DEC-20	NIL

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2015, which was $0.70 per share.

(2)	On December 11, 2015, the NEOs were granted options in consideration of a reduction in their 2015 STIP payment. These options vested immediately on the date of grant.
(3)

Mr. Brown also holds 10,000 assumed Cangold Options at an exercise price of $3.00 to expire on May 24, 2017; and 2,500 Cangold Options at an exercise price of $2.00 to expire on January 20, 2019. See section “Interest of Informed Persons in Material Transactions”.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2015 for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
ROBERT A. ARCHER	$3,795	NIL	$252,350
JIM A. ZADRA	$2,805	NIL	$132,825
ALI SOLTANI	$1,000	NIL	$172,832
ROBERT F. BROWN	$1,170	NIL	$84,700
MARY ELLEN THORBURN	$275	NIL	$61,300

Notes:

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. The value reported for the year relates to the vesting of share options granted on June 5, 2015 at an exercise price of $0.65, the first tranche of which vested on December 5, 2015.

See “Securities Authorized under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following or, in connection with, retirement.

Retirement Plan Benefits

The NEOs are eligible to participate in the Company’s matching retirement benefits program, which was implemented on January 1, 2012 and is available to all of the Company’s Canadian resident employees. A similar savings plan program is offered to the Company’s employees in Mexico. The Company pays contributions to a Deferred Profit Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) to a maximum of 5% of the employee’s salary, or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company paid contributions totaling $50,267 in 2015, of which $40,267 were fully vested.

Termination and Change in Control Provisions

The Company has entered into employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

Employment Agreement – Robert A. Archer

The Company entered into an employment agreement with Mr. Archer (the “Archer Agreement”) effective January 1, 2015. Under the terms of the Archer Agreement, Mr. Archer continues to be engaged as the President and Chief Executive Officer. Mr. Archer continues to participate in the Company’s STIP and Share Option Plan, and he is also eligible to receive retirement plan benefits.

The Company may terminate the Archer Agreement for cause, without notice or any payment in lieu thereof. The Company may also terminate the Archer Agreement without cause, and without further obligation, by providing notice, or salary in lieu of notice, of the greater of (a) 18 months’ salary or (b) 12 months’ salary plus the average of the previous two years’ STIP payments, provided that in no case the amount would exceed an amount equivalent to 24 months’ salary.

In the event that a “Change in Control” of the Company leads to the termination of Mr. Archer’s employment (as defined in the Archer Agreement), Mr. Archer would be entitled to receive the same benefits as in the event of termination without cause, plus an additional six months’ salary, provided however that the total amount to be paid in the event of a “Change in Control” shall not exceed 24 months’ salary.

Employment Agreement – Jim A. Zadra

The Company entered into an Employment Agreement with Mr. Zadra effective July 18, 2012 (the “Zadra Agreement”), which superseded any previous employment agreements with the Company, and an Amending Agreement dated August 1, 2013 (collectively the “Zadra Agreements”). Mr. Zadra is engaged as the Chief Financial Officer and Corporate Secretary of the Company. Mr. Zadra is entitled to a STIP payment based on performance. The criteria for the STIP payment is reviewed and established by the HRCC and reflected in the terms of the Company’s STIP. Under the terms of the Zadra Agreement, Mr. Zadra is also entitled to participate in the Company’s Share Option Plan.

Under the Zadra Agreement, the Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 18 months’ salary and two years’ STIP payments. The STIP payment is to be calculated as the average of any STIP payments awarded in the previous two-year period or such lesser period as Mr. Zadra has worked with the Company, and the equivalent of two years of other compensation, if any.

In the event of a “Change of Control” of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, STIP payment and other compensation, if any. The STIP payment is calculated at two times the average of any STIP payments awarded in the previous two-year period or such lesser period as Mr. Zadra has worked with the Company.

Employment Agreement – Ali Soltani

The Company entered into an employment agreement with Ali Soltani on September 1, 2014 (the “Soltani Agreement”). Under the terms of the Soltani Agreement, Mr. Soltani is engaged as the Chief Operating Officer of the Company and is entitled to participate in the Company’s Share Option Plan. Under the terms of the Soltani Agreement, the Company may terminate Mr. Soltani’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Soltani’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice or a combination of both, paying a termination amount (the “Termination Amount”) as follows:

a)	after three consecutive months of employment, two months’ salary or notice;

b)	after 12 consecutive months of employment, six months’ salary or notice, plus three months’ salary for each additional year of employment, up to a maximum of 18 months’ salary.

In the event of a termination associated with a “Change of Control” of the Company, Mr. Soltani is entitled to receive from the Company a payment equal to the Termination Amount plus additional six months’ salary.

Employment Agreement – Robert F. Brown

The Company entered into an employment agreement with Robert F. Brown on July 11, 2008 (the “Brown Agreement”). Under the terms of the Brown Agreement, Robert Brown is engaged as the VP Exploration of the Company and is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Brown Agreement, the Company may terminate Mr. Brown’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Brown’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 12 months’ salary. In the event of a “Change of Control” of the Company which results in Mr. Brown ceasing to be VP Exploration of the Company, he is entitled to severance equal to 12 months’ salary.

Employment Agreement – Mary Ellen Thorburn

The Company entered into an employment agreement with Mary Ellen Thorburn on May 12, 2014 (the “Thorburn Agreement”). Under the terms of the Thorburn Agreement, Mary Ellen Thorburn is engaged as the VP Finance and is entitled to participate in the Company’s Share Option Plan.

Under the terms of the Thorburn Agreement, the Company may terminate Ms. Thorburn’s employment for cause, without notice or any payment of any kind. The Company may terminate Ms. Thorburn’s employment without cause, and without further obligation, by providing one-month notice or salary in lieu of notice, plus one month’s salary or notice for each additional year of employment, up to a maximum of six months’ salary or notice. In the event of a termination associated with a “Change of Control” of the Company, Ms. Thorburn is entitled to receive from the Company a payment equal to six months’ salary.

Incremental Payments

The estimated incremental payments from the Company to each of Messrs. Archer, Zadra, Soltani and Brown and Ms. Thorburn on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a “Change of Control”, assuming the triggering event occurred on December 31, 2015, are as follows:

NEO	Element	Estimated Incremental Payment – Termination without Cause	Estimated Incremental Payment – Termination without Cause on a Change of Control
ROBERT A. ARCHER President & CEO	Salary	$712,500	$950,000
	Annual Performance- Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil
JIM A. ZADRA CFO & Corporate Secretary	Salary	$427,500	$570,000
	Annual Performance- Based Cash Incentive	$188,925	$188,928
	Benefits(1)	$40,358	$40,358
ALI SOLTANI(2) Chief Operating Officer	Salary	$199,001	$398,003
	Annual Performance- Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil
ROBERT F. BROWN VP Exploration	Salary	$220,000	$220,000
	Annual Performance-	Nil	Nil
	Based Cash Incentive
	Benefits	Nil	Nil
MARY ELLEN THORBURN VP Finance	Salary	$27,306	$100,000
	Annual Performance- Based Cash Incentive	Nil	Nil
	Benefits	Nil	Nil

Notes:

(1)	Mr. Zadra would be entitled to two years’ benefits. The annual benefits amount consists of $16,582 in retirement plan benefits and $3,597 other benefits.
(2)	Mr. Soltani is paid in US dollars. These amounts are translated at the December 31, 2015 exchange rate of $1.00=USD 0.7161.

Director Compensation

During 2015, independent Directors were compensated areas as follows:

Board Chair Retainer (inclusive of Board Member Retainer)	$90,000
Board Member Retainer	$45,000
Audit Committee Chair Retainer	$12,000
Human Resources & Compensation Committee Chair Retainer	$10,000
Retainer for Chairs of other committees	$5,000
Board Chair Equity Grants (inclusive of Board Member Equity Grant)	252,500 options
Board Member Equity Grants	175,000 options
Per Diem Allowance for Travel within British Columbia	$500
Per Diem Allowance for Travel outside of British Columbia	$1,000

The compensation earned by Directors who were not a NEO for the Company’s most recently completed financial year of December 31, 2015, is as follows:

Name	Fees earned ($)	Share- based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
R.W. (BOB) GARNETT	94,500(2)	Nil	57,901	Nil	Nil	3,757(3)	156,158
KENNETH W. MAJOR	52,000	Nil	39,997	Nil	Nil	Nil	91,997
JOHN JENNINGS	59,500(2)	Nil	39,997	Nil	Nil	Nil	99,497
W.J. (JAMES) MULLIN	56,500	Nil	39,997	Nil	Nil	Nil	96,497
JEFFREY MASON	69,000(2)	Nil	39,997	Nil	Nil	Nil	108,997

Notes:

(1)

Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The June 5, 2015 grants were valued using the following assumptions: Exercise Price: $0.65; Risk Free Rate of Return: 0.63%; Volatility Estimate: 68%; Expected Life (Years): 2; Dividend Rate: Nil; Per Option Value: $0.23. The December 11, 2015 grants were valued using the following assumptions: Exercise Price: $0.71; Risk Free Rate of Return: 0.48%; Volatility Estimate: 59%; Expected Life (Years): 2; Dividend Rate: Nil; Per Option Value: $0.24.

(2)

Includes additional Special Committee fees paid to oversee the acquisition of Cangold. Mr. Mason served as Chair of the Special Committee and received an additional fee in the amount of $10,000. Messrs. Garnett and Jennings were members of the Special Committee and received additional fees of $2,500 each.

(3)	Payment of benefits.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding for the Directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2015:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
R.W. (BOB) GARNETT	100,000 200,000 100,000 114,000 162,500 90,000	0.70 2.40 1.71 1.31 0.65 0.71	28-Jun-16 5-Dec-16 16-Aug-17 27-Jun-19 5-Jun-20 11-Dec-20	Nil Nil Nil Nil $8,125 Nil	N/A	N/A	N/A
KENNETH W. MAJOR (2)	75,000 200,000 88,000 125,000 50,000	0.70 2.40 1.31 0.65 0.71	28-Jun-16 5-Dec-16 27-Jun-19 5-Jun-20 11-Dec-20	Nil Nil Nil $6,250 Nil	N/A	N/A	N/A
JOHN JENNINGS	75,000 200,000 88,000 125,000 50,000	0.70 1.71 1.31 0.65 0.71	28-Jun-16 16-Aug-17 27-Jun-19 5-Jun-20 11-Dec-20	Nil Nil Nil $6,250 Nil	N/A	N/A	N/A
W.J. (JAMES) MULLIN	75,000 88,000 125,000 50,000	0.92 1.31 0.65 0.71	11-Aug-16 27-Jun-19 5-Jun-20 11-Dec-20	Nil Nil $6,250 Nil	N/A	N/A	N/A
JEFFREY MASON	176,000 125,000 50,000	1.31 0.65 0.71	27-Jun-19 5-Jun-20 11-Dec-20	Nil $6,250 Nil	N/A	N/A	N/A

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2015. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2015, which was $0.70 per share.

(2)

Mr. Major also holds 5,000 assumed Cangold options at an exercise price of $3.00 to expire on May 24, 2017; and 2,500 Cangold options at an exercise price of $2.00 to expire on January 20, 2019. See section “Interest of Informed Persons in Material Transactions”.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2015, for the Directors, excluding a Director who is already set out in disclosure above for an NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R.W. (BOB) GARNETT	$812	Nil	Nil
KENNETH W. MAJOR	$625	Nil	Nil
JOHN JENNINGS	$625	Nil	Nil
W.J. (JAMES) MULLIN	$625	Nil	Nil
JEFFREY MASON	$625	Nil	Nil

Notes:

(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a Director had exercised each of his options that vested in 2015 on the date of such vesting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Share Option Plan

The only equity compensation plan which the Company has in place is the amended and restated incentive share option plan (2007) dated for reference June 28, 2007 (the “Share Option Plan”) which was previously approved by shareholders on June 27, 2013. On April 29, 2016, the Board of Directors approved amendments to the Share Option Plan in order to continue to align the Company with leading governance practices. The amendments are not in effect until the Share Option Plan, as amended (the “2016 Share Option Plan”) has been approved by Shareholders. The approval of the Shareholders of the Company for the 2016 Share Option Plan will be sought at the Meeting. See “Particulars of Matters to Be Acted Upon at the Meeting – Share Option Plan” for information regarding the amendments and the Shareholder approval sought.

The Share Option Plan was established to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons (defined below) in the success of the Company and its Related Entities; (ii) attracting and retaining qualified directors, officers, employees and Consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons. The Share Option Plan is administered by the Board of Directors and provides for the grant of options to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Share Option Plan provides that the number of Common Shares reserved for issue from time to time under the Share Option Plan will not exceed 10% of the total number of issued and outstanding Common Shares.

The following is a summary of the material terms of the Share Option Plan currently in place:

Eligible Persons. “Eligible Persons” are defined as any director, officer, employee or consultant of the Company or a related entity of the Company.

Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance may be reserved for issuance under the Share Option Plan. As of April 22, 2016, options to purchase an aggregate of 10,649,370 Common Shares (net of cancelled options), representing approximately 7.4% of the issued and outstanding Common Shares, are outstanding under the Share Option Plan. Options to purchase an aggregate of 3,681,642 Common Shares, representing approximately 2.6% of the issued and outstanding Common Shares, remain available for issuance under the Share Option Plan.

Limits with Respect to Issue of Shares. The maximum number of Common Shares that may be (i) reserved for issuance to insiders as a group under the Share Option Plan, together with any Common Shares reserved for issuance to insiders under any other share compensation arrangements, shall not exceed 10 % of the outstanding Common Shares at the time of grant; (ii) issued to insiders as a group under the Share Option Plan and any other share compensation arrangement within a one year period shall not exceed 10% of the outstanding Common Shares, and to any one insider shall not exceed 5% of the outstanding Common Shares; and (iii) reserved for issue to any one person shall not exceed 5% of the outstanding Common Shares at the time of the determination.

Exercise Price. The Board will establish the exercise price the options at the time the options are granted provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of the options. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive days preceding the date of grant.

Vesting. Pursuant to the terms of the Share Option Plan, the vesting of options is set at the discretion of the Board, which is often described in the optionee’s employment agreement. The Share Option Plan provides that, in the event of a change of control of the Company, all outstanding options will immediately vest. Under the Share Option Plan, change of control of the Company occurs upon any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any related entity of the Company and another entity, as a result of which holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights or properties of the Company and its subsidiaries; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) any person, entity or group of persons or entities acting jointly or in concert acquires or acquires control (including, without limitation, the right to vote or direct the voting) 20% or more of the voting shares of the Company; (v) as a result of, or in connection, with (i) a contested election of directors, or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its related entities and another entity, the nominees named in the most recent management information circular of the Company for election to the Board do not constitute a majority of the Board; or (vi) the Board adopts a resolution to effect a change of control, as described above.

Term of Options. Options granted under the Share Option Plan will have a maximum term of 10 years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the Option will be extended to 10 business days after the trading restrictions are lifted.

Termination of Exercise Right. If a participant ceases to be an eligible person other than by death, each option will cease to be exercisable 30 days after the termination date of the participant. In the event of a participant’s death, any vested option held by the participant at the date of death will be exercisable by the participant’s lawful representatives, heirs or executors until the earlier of six months after the date of death and the date of expiration of the term otherwise applicable to such option.

No Assignment. Subject to the provisions of the Share Option Plan, all options will be exercisable only by the participant to whom they are granted and will not be assignable or transferable.

Cashless Exercise. Participants may, subject to the determination of the Board, when entitled to exercise an option, terminate the option and in lieu of exercise instead receive a number of Common Shares that have a total value when multiplied by the closing price of the Common Shares on the day immediately prior to exercise equal to the product of that number of Common Shares subject to the Option multiplied by the difference between the closing price on the day immediately prior to the exercise and the Option exercise price.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Share Option Plan:

(a)	an increase in the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Share Option Plan;

(b)	an alteration or impairment to any existing options granted to a participant in the Share Option Plan without the consent of the participant; and

(c)	a material increase to the benefits under the Share Option Plan.

The Board has adopted amendments to the Share Option Plan which, if approved, would expand the types of amendments that require shareholder approval.

Amendments Requiring Disinterested Shareholder Approval. In addition to the amendments that require shareholder approval described above, the following amendments are subject to a vote of Shareholders who are not insiders of the Company:

(a)	a decrease in the exercise price of an option granted to an insider;

(b)	the extension of the term of an option granted to an insider; and

(c)	if the Share Option Plan could result in the grant to insiders during any twelve month period of a number of options exceeding 10% of the outstanding issued shares.

Amendments Without Shareholder Approval. The Share Option Plan may be amended without shareholder approval for the following:

(a)	Including or changing vesting provisions in the Share Option Plan;

(b)	Changing the termination provisions in the Share Option Plan which do not entail an extension beyond the original expiry date; and

(c)	Adding a cashless exercise feature, payable in cash or securities.

General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval the Share Option Plan provides that the Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), except that the Board may not undertake any such action unless it first obtains the consent of the affected participant.

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2015, in relation to compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (1)
Equity compensation plans approved by securityholders	12,928,552	$1.10	1,242,708
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	12,928,552	$1.10	1,242,708

Notes:

(1)

A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Share Option Plan. As of December 31, 2015, the maximum number of Common Shares reserved for issuance under the Share Option Plan was 14,171,260 Common Shares (being 10% of the 141,712,605 Common Shares then issued and outstanding).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive Officers, Directors or employees, or former Executive Officers, Directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2015, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On May 27, 2015, the Company completed the acquisition of all of the issued and outstanding common shares (the “Cangold Shares”) of Cangold Limited (“Cangold”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Cangold Arrangement”). Cangold is now a wholly-owned subsidiary of Great Panther.

Under the Cangold Arrangement, each Cangold Share was exchanged for 0.05 of a common share of Great Panther (the “Exchange Ratio”), resulting in the issuance of 2,138,898 Great Panther Shares in exchange for 42,780,600 Cangold Shares. In addition, each outstanding option (“Cangold Option”) and warrant (“Cangold Warrant”) to acquire Cangold Shares now entitles the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther shares in lieu of each Cangold Share, at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original option or warrant. As a result, the Company assumed 475,992 Cangold Warrants and 124,250 Cangold Options (after giving effect to the Exchange Ratio). As of April 22, 2016 there are 47,500 outstanding Cangold Options. All the Cangold Warrants assumed by the Company expired as of December 31, 2015.

The Cangold Arrangement was approved at Cangold’s special meeting of shareholders held on May 22, 2015. Full details of the Cangold Arrangement and certain other matters are set out in the management information circular of Cangold dated April 20, 2015, which can be found under Cangold’s profile on SEDAR at www.sedar.com.

The Cangold Arrangement was considered to be a ‘related party transaction’ for Great Panther under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) by virtue of the fact that each of Messrs. Robert A. Archer (President and CEO and a Director of Great Panther), Kenneth Major (a Director of Great Panther) and Robert F. Brown (VP Exploration of Great Panther) was also a Director (and in the case of Messrs. Archer and Brown, also an officer) of Cangold.

Messrs. Archer, Major and Brown held an aggregate of 3,315,100 Cangold Shares, 400,000 Cangold Options and 493,000 Cangold Warrants. The Cangold Arrangement increased their Great Panther shareholdings as follows:

			Cangold Shares		Total Great
Name and Position		Cangold Shares	underlying	Total Cangold	Panther Shares
with Great Panther	Cangold Shares	underlying	Cangold	Shares(2)	Issuable under
		Cangold Options	Warrants(1)		the
					Arrangement(3)
Robert A. Archer	3,045,100	Nil	378,000	3,423,100	171,155
Director & CEO
Kenneth W. Major	40,000	150,000	20,000	210,000	10,500
Director
Robert F. Brown	230,000	250,000	95,000	575,000	28,750
VP Exploration
				4,208,100	210,405

Notes:

(1)	All Cangold Warrants expired as of December 31, 2015.
(2)	The number of total Cangold Shares held by each named individual is on a fully-diluted basis.
(3)	The number of Great Panther Shares that each named individual received under the Cangold Arrangement is based on the Exchange Ratio on a fully-diluted basis.

Other than the Cangold Arrangement, no informed person of the Company, proposed Director of the Company, or any associate or affiliate of any informed person or proposed Director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2015, can be found on SEDAR at www.sedar.com. Copies are available upon request from the Company’s Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number 604-608-1766, toll Free: 1-888-355-1766, or fax number 604-608-1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2015, which will be placed before Shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the board of directors.

DATED at Vancouver, British Columbia on April 29, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett
Chair of the Board and Director

APPENDIX A

GREAT PANTHER SILVER LIMITED
(the "Company")

BOARD MANDATE

Article 1.	Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2.	Composition and Functioning of the Board

(a)	Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)	Independent Directors

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)

a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b)

a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company;

(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year); or

(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d)

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e)

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;

(f)

a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years; or

(g)	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

(c)	Establishment of Board Agenda

The Chairman of the Board will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(a)	Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(e)	Meetings of Independent Directors

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(f)	Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)	Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)	Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(i)	Evaluating Board Performance

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.	Functioning of Committees

(a)	Committee Structure

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)	Committee Performance Review

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.	Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;

(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

(c)	develop and maintain familiarity with the officers and senior management of the Company;

(d)	attend board and, if applicable, committee meetings regularly;

(e)	read advance materials prior to board or committee meetings;

(f)	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

(g)	if absent from a meeting, keep up-to-date on discussions missed;

(h)	devote the necessary time and attention to Company issues in order to make informed decisions;

(i)	if requested, participate on board committees;

(j)	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

(k)	participate in continuing director education.

Article 5.	Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of three years, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.	Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.	Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8.	Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company’s Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each Director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other executive officers conduct themselves with integrity and create a culture of integrity

Article 9.	Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;

(b)

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

(c)

an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

(d)	Consideration whether there is room for improvement of the present strategic position.

Article 10.	Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.	Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.	Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition, the communication policy will define the guidelines for communication with employees, the media, Shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 13.	Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

(b)	internal controls relating to accounting, controlling and finance; and

(c)	a management operating system to assist with forecasting, planning, work assignment, follow- up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14.	Reporting of Concerns

All stakeholders, including creditors, Shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Chairman of the Board.

Article 15.	Majority Voting Policy

(a)	Majority Voting

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an “Affected Director”) shall submit to the Chairman of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the Shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the Shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

(a)	leave the vacancy unfilled until the next annual meeting of the Company;

(b)	fill the vacancy through the appointment of a new director (other than the Affected Director); or

(c)	call a special meeting of Shareholders at which a director nominee (other than the Affected Director) will be proposed for election by Shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(b)	Disclosure of Detailed Voting Results

Promptly after a Shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by Shareholders.

Article 16.	Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.

Last reviewed and approved by the Board on October 1, 2014.

APPENDIX B

GREAT PANTHER SILVER LIMITED
(the “Company”)

AMENDED AND RESTATED INCENTIVE SHARE OPTION PLAN (2016)

1.	INTERPRETATION

1.1	For the purposes of the plan, the following terms shall have the following meanings:

a.

“Associate”, when used to indicate a relationship with any person, means (i) an entity of which the person beneficially owns or controls, directly or indirectly, voting securities entitling the person to more than 10% of the voting rights attached to outstanding voting securities of the entity, (ii) any partner of that person, (iii) any trust or estate in which the person has a substantial beneficial interest or in respect of which the person serves as trustee or executor or in a similar capacity, or (iv) in the case of an individual, a relative of that individual including a spouse of that individual, or a relative of that individual’s spouse if the relative has the same home as that individual;

b.	“Board” means the Board of Directors of the Company;
c.	“Common Shares” means the common shares without par value of the Company as constituted on the Effective Date of the Plan;
d.	“Company” means Great Panther Silver Limited, a company continued under the Business Corporations Act (British Columbia);
e.

“Consultant” means a person, other than an employee, executive officer or director of the Company or of a Related Entity of the Company, that (i) is engaged to provide services to the Company or a Related Entity other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Company or a Related Entity of the Company, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Related Entity of the Company, and includes, for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner;

f.

“Control” has the meaning ascribed to that term in Part 2 Division 4 Employee, Executive Officer, Director and Consultant Exemptions of National Instrument 45-106 Prospectus and Registration Exemptions;

g.	“Eligible Person” means any director, officer, employee or Consultant of the Company or of a Related Entity of the Company;
h.	“Existing Options” means stock options granted prior to the Effective Date pursuant to other Share Compensation Arrangements and which have not been exercised or cancelled;
i.

“Insider” means (i) an insider as defined in the Securities Act (Ontario) other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and (ii) an Associate of any person who is an insider by virtue of (i) above;

j.	“Non-Employee Director” means any director of the Company who is not also an officer, employee or Consultant of the Company or of a Related Entity of the Company;
k.	“Option” means a right to purchase Common Shares granted to an Eligible Person pursuant to the Plan;
l.	“Outstanding Issue” means the number of Common Shares that are outstanding from time to time on a non-diluted basis;
m.	“Participant” means an Eligible Person to whom Options have been granted;

n.

“Permitted Assign” means, for an Eligible Person, (i) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the person; (ii) a holding entity of the person; (iii) an RRSP or an RRIF of the person; (iv) a spouse of the person; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the person; (vi) a holding entity of the spouse of the person; or (vii) an RRSP or an RRIF of the spouse of the person;

o.	“Plan” means the Great Panther Silver Limited Amended and Restated Incentive Share Option Plan (2016);
p.	“Related Entity” means an entity that controls or is controlled by the Company or that is controlled by the same person or entity that controls the Company;
q.

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares;

r.	“Termination Date” means the date on which a Participant ceases to be an Eligible Person;
s.	“TSX” means the Toronto Stock Exchange.

1.2	Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3

Except as otherwise stated, the Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein.

2.	STATEMENT OF PURPOSE

The principal purposes of the Plan are to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons in the success of the Company and its Related Entities; (ii) attracting and retaining qualified directors, officers, employees and Consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons.

3.	SHARE OPTION PLAN

3.1	Administration of Plan

a.

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board, and consisting of not fewer than three Directors. If a committee is appointed for this purpose, all references to the Board shall be deemed to be references to the committee.

b.	Subject to the limitations of the Plan, the Board shall have the authority

(i)	to determine which Eligible Persons are to be granted Options;
(ii)	to grant Options to Eligible Persons;
(iii)	to determine the terms, limitations, restrictions and conditions respecting such grants;
(iv)	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable;
(v)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 3.9 hereof, as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

3.2	Shares Reserved

a.

The aggregate maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be equal to 10% of the Outstanding Issue at the time of an Option grant, or such greater number or percentage as may be approved from time to time by the shareholders of the Company.

b.	The aggregate number of Common Shares reserved for issuance to any one person pursuant to the grant of Options shall not exceed 5% of the Outstanding Issue.
c.	An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.
d.	As of the Effective Date any Existing Options previously granted by the Company which remain outstanding shall be deemed to have been issued under the Plan.
e.	Any Common Shares subject to an Option which expires or for any reason is cancelled or terminated without having been exercised, shall again be available for grant under the Plan.

3.3	Eligibility

a.	Options may be granted by the Board to any Eligible Person, subject to the limitations set forth in Section 3.5.
b.	Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person will be granted, in whole or in part, to a Permitted Assign of that person.

3.4	Non-Exclusivity

Nothing contained in this Plan shall prevent the Board from adopting other or additional Share Compensation Arrangements, subject to obtaining any required regulatory and shareholder approvals.

3.5	Limits With Respect to Insiders

a.

The aggregate number of Common Shares which may be reserved for issuance pursuant to Options granted to Insiders under the Plan and any other Share Compensation Arrangement shall not exceed 10% of the Outstanding Issue.

b.

The aggregate number of Common Shares issued to Insiders pursuant to the exercise of Options and any other Share Compensation Arrangement, within a one-year period, shall not exceed 10% of the Outstanding Issue. The aggregate number of Common Shares issued to any one Insider and such Insider’s Associates pursuant to the exercise of Options and any other Share Compensation Arrangement, within a one-year period, shall not exceed 5% of the Outstanding Issue.

c.

Any entitlement to acquire Common Shares pursuant to Options granted under the Plan or any other Share Compensation Arrangement prior to the Participant becoming an Insider of the Company shall be excluded for the purposes of the limits set out in (a) and (b) above.

3.6	Limits With Respect to Non-Employee Directors

a.

The total annual grant to any one Non-Employee Director shall not exceed a grant value of $100,000 (based upon a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board).

3.7	Amendment and Termination

a.

Subject to prior regulatory approval where required, the Board may, without shareholder approval, amend, suspend or terminate the Plan at any time, provided that the Board may not do any of the following without obtaining the approval of the shareholders of the Company in the same manner as set out in Subsection 3.9(b):

(i)	increase the maximum number of Common Shares that may be reserved for issuance pursuant to Options granted under the Plan;
(ii)	alter or impair any Existing Options granted to a Participant without the consent of the Participant;
(iii)	materially increase the benefits under the Plan;
(iv)

amend the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the Plan to permit the introduction or re-introduction of Non- Employee Directors on a discretionary basis or amend the Plan to increase limits previously imposed on Non-Employee Director participation;

(v)	amend the Plan to permit Options granted under the Plan to be transferrable or assignable other than as set forth in Section 4.6 hereof and for normal estate settlement purposes;
(vi)

amend the exercise price of any Option issued under the Plan where such amendment reduces the exercise price of such Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of re- issuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option);

(vii)	extend the term of any Option issued under the Plan beyond the original expiry date; or
(viii)	amend this Subsection 3.7(a).

If the Plan is terminated, the provisions of the Plan and any rules and regulations adopted by the Board and in force at the time of termination of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

b.	Without limiting the generality of the Board’s authority set out in Subsection 3.7(a), the Board may, without shareholder approval, amend the Plan by:

(i)	including or changing vesting provisions in the Plan;
(ii)	changing the termination provisions of the Plan which do not entail an extension beyond the original expiry date; and
(iii)	adding a cashless exercise feature, payable in cash or securities.

c.

The Board may amend the terms of any outstanding Option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), provided that:

(i)	any required regulatory approvals are obtained;
(ii)	the Board would have had the authority to initially grant the option under terms as so amended; and
(iii)	the consent of the Participant is obtained.

3.8	Compliance with Legislation and Stock Exchange Rules

The Plan, the grant and exercise of Options under the Plan and the Company’s obligation to issue Common Shares on exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

3.9	Approvals

The Plan is subject to:

a.	approval by TSX and, if necessary, any other exchange on which the Common Shares may be listed and posted for trading; and
b.

approval by the shareholders of the Company, given by the affirmative vote of the holders of a majority of the voting securities of the Company present, or represented and entitled to vote for this purpose, at an annual or special meeting of shareholders held, among other things, to consider and approve the Plan.

3.10	Disinterested Shareholder Approval

Notwithstanding that the Plan has been approved by shareholders of the Company under Subsection 3.9(b), the Company must obtain disinterested shareholder approval:

a.	if the Company decreases the exercise price of Options previously granted to Insiders or to participants who are Insiders at the time of the proposed decrease; or
b.	if the Company extends the term of Options previously granted to Insiders or to participants who are Insiders at the time of the proposed extension; or
c.

if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to Insiders, within a twelve-month period, of a number of Options exceeding 10% of the Outstanding Issue.

Disinterested shareholder approval must be given by a majority of the votes cast at a meeting of shareholders of the Company other than votes attaching to Common Shares beneficially owned by Insiders to whom Options may be granted and Common Shares may be issued under the Plan and by Associates of such Insiders. Holders of non-voting and subordinate voting shares of the Company must be given full voting rights on a resolution that requires disinterested shareholder approval.

4.	GRANT OF OPTIONS

4.1	Exercise Price

The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the closing price of the Common Shares on TSX (or, if the Common Shares are not then listed and posted for trading on TSX, on such other stock exchange on which the Common Shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such Option. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive trading days preceding the date of grant.

4.2	Option Certificate

Upon the grant of an Option, the Company will deliver to the Participant an Option certificate dated the date of grant, containing the terms of the Option and executed by the Company. Upon such delivery such Participant will be a Participant in the Plan and have the right to purchase the Common Shares on the terms set out in the Option certificate and in the Plan.

4.3	Time of Exercise

The Board may determine when any Option will become exercisable and may determine that any Options shall vest and be exercisable in installments. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. In the event that any Option expires during, or within 48 hours after, a period during which directors, officers and employees are prohibited from trading securities of the Company (referred to as a self-imposed blackout period), such expiry date will become the 10th day following the end of the blackout period.

4.4	Early Expiry

a.

If a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 90 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant, if an employee, resigned or was dismissed with or without cause, or, if a director or officer, was removed or not re-elected or re-appointed a director or officer, or, if a Consultant, his services were terminated. This provision will apply regardless of whether the Participant received compensation in respect of termination or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant.

b.

If a Participant dies, the legal representatives of the Participant may exercise the Participant’s Options within six months after the date of the Participant’s death, but only to the extent the Options were, by their terms, exercisable on the date of death.

4.5	Acceleration on Change of Control

In the event of a Change of Control (defined below), all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 4.3 hereof, if applicable.

Notwithstanding the prior paragraph, if the Company completes a transaction constituting a Change of Control, and as a result of such Change of Control the holders of Common Shares receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), then any Options that have been granted after June 9, 2016 will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Change of Control if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Change of Control and had held such Common Shares on the effective date of such Change of Control. However, if within 12 months following such Change of Control a holder who was also an officer or employee of, or consultant to, the Company prior to the Change of Control has their employment or consulting agreement, or position, with the Company or the Continuing Entity (as applicable), terminated, or altered in such a way that the holder is effectively constructively dismissed from their position with the Company, or the holder resigns from their position as an officer or employee of the Company, then the Options shall immediately fully vest and become exercisable and shall remain open for exercise until the earlier of their Expiry Date and the date that is 90 days after such termination or dismissal.

Furthermore, if: (i) the Continuing Entity does not (or, upon the occurrence of the Change of Control, will not) substitute or replace, or the nature of the Change of Control does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the 2016 Option Plan on the above described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Options; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (iv) the Replacement Securities are not (or, upon the occurrence of the Change of Control, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options will become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Change of Control. Any Options that so vest and have not been exercised will be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Change of Control. If for any reason such Change of Control is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Change of Control or whose vesting has been accelerated pursuant to these provisions will be cancelled and returned to the Company, will be added back to the number of Common Shares, if any, remaining unexercised under the Option, and the Company will refund to the Option holder all consideration paid by it to exercise those Options.

“Change of Control” means the occurrence of any one or more of the following events:

a.

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any Related Entity and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

b.

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its subsidiaries (as defined in the Securities Act (Ontario)) which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

c.	a resolution is adopted to wind-up, dissolve or liquidate the Company;
d.

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or the Acquiror’s Associates and/or the Acquiror’s affiliated companies (as defined in the Securities Act (Ontario)) to cast or to direct the casting of 40% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor company (regardless of whether a meeting has been called to elect directors);

e.

as a result of or in connection with: (i) a contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Related Entities and another company or other entity, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board; or

f.	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of this Section, “Voting Securities” means Common Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options of rights to purchase such shares or securities.

4.6	Prohibition on Transfer of Options

Options are personal to each Eligible Person. Subject to Section 4.7, no Eligible Person or Permitted Assign may deal with any Options or any interest in them or transfer any Options now or hereafter held by the Eligible Person or Permitted Assign. If a Permitted Assign is a holding entity and ceases to be controlled by the Participant, such Participant will be deemed to have transferred any Options held by such holding entity. A purported transfer of any Options in violation of the Plan will not be valid and the Company will not issue any Common Shares upon the attempted exercise of improperly transferred Options. “Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, incumberance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing.

4.7	Permitted Transferees

Section 4.6 does not apply where a transfer (i) is between an Eligible Person and the Permitted Assign of that Eligible Person, or (ii) is between Permitted Assigns of that Eligible Person, or (iii) the transfer is from a trustee, custodian or administrator acting on behalf, or for the benefit of Eligible Persons, to an Eligible Person or Permitted Assign of that Eligible Person, if the Option was acquired from an Eligible Person or the Permitted Assign of that Eligible Person. For the purposes of this Section, references to Eligible Person include a former Eligible Person.

4.8	Right to Terminate Options on Sale of Company

Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Common Shares (collectively, the “Proposed Transaction”), the Company may give written notice to all Participants advising that their respective Options, including Options held by their Permitted Assigns, may be exercised only within 90 days after the date of the notice and not thereafter, and that all rights of the Participants, and their Permitted Assigns under any Options not exercised will terminate at the expiration of the 90-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be affected by that notice, except that the Option may not be exercised between the date of expiration of the 90-day period and the day after the expiration of the 180-day period.

4.9	No Rights as Shareholder or To Remain Eligible Person

a.

The only rights as a shareholder of the Company which a Participant will have with respect to an Option are with respect to those of the Common Shares that the Participant has acquired through exercise of the Option in accordance with its terms.

b.

Nothing in this Plan or in any Option certificate shall confer on any Participant any rights to remain as a director, officer, employee or Consultant of the Company or any Related Entity of the Company for any period.

4.10	Adjustments to Common Shares

The number of Common Shares delivered to a Participant upon exercise of an Option will be adjusted in the following events and manner, subject to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances.

a.

Upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend to holders of the Common Shares, the Company will deliver upon exercise of an Option, in addition to or in lieu of the number of Common Shares in respect of which the right to purchase is being exercised and without the Participant making any additional payment, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend.

b.

Upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another corporation) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) securities or other property or assets (other than dividends in the ordinary course), the Company will deliver, subject to any prior approval of TSX and any other applicable exchange on which the Common Shares may be listed and posted for trading or any applicable regulatory authorities, upon exercise of an Option, in addition to the number of Common Shares in respect of which the right to purchase is being exercised and without the Participant making any additional payment, such other securities, evidences of indebtedness or assets as result from such distribution.

c.

Upon a capital reorganization, reclassification or change of the Common Shares, an amalgamation, arrangement or other form of business combination of the Company with another corporation or a sale, lease or exchange of all or substantially all of the property of the Company, the Company will deliver upon exercise of an Option, in lieu of the Common Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as result from such event.

d.	The adjustments provided for in this section are cumulative.
e.

The Company will not be required to issue fractional Common Shares or other securities under the Plan and any fractional interest in a Common Share or other security that would otherwise be delivered upon the exercise of an Option will be cancelled.

5.	EXERCISE OF OPTION

5.1	Manner of Exercise

A Participant who wishes to exercise an Option may do so by delivering the following to the Company on or before the expiry date of the Option:

a.	a notice in writing exercising the Option; and
b.	a cheque (which need not be a certified cheque) or bank draft payable to the Company for the aggregate exercise price for the Common Shares being purchased.

If the Participant is deceased, the Option may be exercised by the legal personal representatives of the Participant who, in addition to delivering to the Company the foregoing, must also deliver to the Company evidence of their status as legal personal representatives.

5.2	Delivery of Share Certificate

Not later than 10 business days after receipt of the notice exercising an Option and payment in full for the Common Shares being acquired, the Company will direct its transfer agent to issue a certificate in the name of the Participant (or, if deceased, his estate) for the number of Common Shares purchased by the Participant (or his estate), which will be issued as fully paid and non- assessable Common Shares.

5.3	Cashless Exercise

A Participant may, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the Participant that number of Common Shares, disregarding fractions which, when multiplied by the closing price of the Common Shares on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option multiplied by the difference between the closing price on the day immediately prior to the exercise of the Right and the Option exercise price.

5.4	Withholding Tax

When a Participant or other person becomes entitled to receive Common Shares upon exercise of an Option, the Company shall have the right to require the Participant or such other person to remit to the Company an amount sufficient to satisfy any federal, provincial or other law requiring withholding of tax or other required deductions relating to the delivery of Common Shares. Unless otherwise prohibited by the Board or by applicable law, satisfaction of such withholding obligations may be accomplished by any of the following methods or by a combination of such methods:

a.	the tendering by the Participant of a cash payment to the Company in an amount equal to the total withholding obligation; or
b.

the withholding by the Company, from the Common Shares otherwise due to the Participant, such number of Common Shares having a market price, determined as of the date the withholding obligation arises, equal to the amount of the total withholding obligation, for purposes of selling such withheld Common Shares in order to satisfy any applicable withholding obligations, subject to applicable law; or

c.

the withholding by the Company, from any cash payment otherwise due to the Participant, such amount of cash as is equal to the amount of the total withholding obligation, or such other manner acceptable to the Company, provided, however, that the sum of any cash so paid or withheld and the market price of any Common Shares so withheld is sufficient to satisfy the total withholding obligation.

6.	EFFECTIVE DATE

The Plan has been approved by the Board on April 29, 2016. The Plan is effective on June 9, 2016, upon receipt of shareholder approval (the “Effective Date”). On the Effective Date the Plan supercedes and replaces all previous stock option plans and Existing Options granted prior to the Effective Date under any other Share Compensation Arrangement will become subject to the Plan.

Last reviewed and approved by the Board on April 29, 2016.

APPENDIX C

SUMMARY OF THE PRINCIPAL TERMS OF THE RIGHTS PLAN

This summary is qualified in its entirety by reference to the text of the Shareholder Rights Plan, which is available upon request from the Company at Suite 1330, 200 Granville Street, Vancouver, BC V6C 1S4 (604-608-1766). Capitalized terms used in this summary without express definition have the meaning ascribed thereto in the Shareholder Rights Plan.

Issue of Rights

The Company will issue one right (a “Right”) in respect of each common share outstanding at the close of business on June 29, 2012 (the “Record Time”). The Company will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability

Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $50 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert

(a)	owns the securities in law or equity; and

(b)	has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(c)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

(d)	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;

(e)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client account of registered brokers or dealer) is engaged in the management of mutual funds or investment funds for others, as long as that person:

(i)	holds those common shares in the ordinary course of its business for the account of others;

(ii)	holds not more than 30% of the common shares (in the case of a pension fund administrator); and

(iii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(f)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	Stock Acquisition Date;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise rights is terminated under the terms of the Rights Plan; and

(b)	the date immediately after the Company’s annual meeting of shareholder to be held in 2019.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of common shares (other than common shares held by the Offeror);

(b)

the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 105 days following the commencement of the bid, or such shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of MI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to MI 62-104 and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and

(d)

if on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Definition of “Competing Bid”

A Competing Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence, and

(b)

satisfies all the components of the definition of a Permitted Bid, except that the requirements set out in Clause (ii) of the definition of a Permitted Bid shall be satisfied if the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Competing Bid prior to the close of business on the date that is no earlier than the date which is the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to MI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, and only if at that date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the Competing Bid and not withdrawn.

Definition of “Permitted Lock-Up Agreement”

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each a “Locked-up Person”) under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

(a)

(i) no limit on the right of the Locked-up Persons to withdraw their shares in order to deposit them to another Take-over Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the another Take-over Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii). limits such right to withdraw its shares in order to deposit them to another Take-over Bid (or terminate the agreement in order to support another transaction) unless the price or value represented under another Take-over Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original take-over bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid; and

(b)

permits the Locked-up Person to withdraw their shares in order to tender or deposit them to another Take-over Bid (or terminate the agreement in order to support another transaction) if the number of shares to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares offered to be purchased under the Lock-Up Bid by as much or more than a specified number of Voting Shares (the “Specified Number of Shares”) and the Specified Number of Shares is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-Up Bid, at an offering price for each share that is not less, or provides a value for each share that is not less than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; and

(c)

for no “break-up” fee or “top-up” fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under another Take-over Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons if any Locked-up Person fails to tender their common shares under the original take-over bid or withdraws common shares previously tendered under the original take-over bid in order to tender such common shares under another Take-over Bid (or to support another transaction).

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the shareholders of the Company. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights plan will expire at the close of business on the date immediately after the Company’s annual meeting of shareholder to be held in 2019.

Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

The Rights Agent is Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company.